300 North LaSalle Chicago, Illinois 60654

Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

November 7, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Kevin Dougherty
Timothy S. Levenberg
Lily Dang
Karl Hiller
George K. Schuler

Re:	U.S. Silica Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
(SEC File No. 333-175636), filed September 23, 2011

Ladies and Gentlemen:

U.S. Silica Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated October 14, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 2 to the Registration Statement filed on September 23, 2011. Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Securities and Exchange Commission

November 7, 2011

General

1.	You continue to omit material information, including the price range. As previously indicated, you will need to allow us sufficient time to review your filing once you provide the required information.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will supplementally submit under separate cover a preliminary estimate of its initial public offering price range when such range becomes available. Furthermore, the Company will revise the Registration Statement to include all required information, including the price range, in a subsequent pre-effective amendment. The Company will provide this information to the Staff sufficiently in advance of the effectiveness of the Registration Statement to provide the Staff time to review such information and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such information.

2.	Please provide in your next amendment all the new disclosure requested by prior numbered comments 3 and 4 in our letter to you dated September 21, 2011.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement to include the number of shares and percentage ownership of the selling stockholder requested by prior numbered comments 3 and 4 in a subsequent pre-effective amendment as soon as the relevant information has been determined.

* * * *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Securities and Exchange Commission

November 7, 2011

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Brian Slobodow

U.S. Silica Holdings, Inc.

William A. White

U.S. Silica Holdings, Inc.

Michael Kaplan

Davis Polk & Wardwell LLP

Mike Buher

Grant Thornton LLP